EXHIBIT 99.1

Himax Technologies, Inc. Reports Third Quarter 2024 Financial Results; Provides Fourth Quarter 2024 Guidance

Q3 2024 Revenues and EPS both Surpassed Guidance while Gross Margin In Line With Guidance Range Issued on Aug. 8, 2024
Company Q4 2024 Guidance: Revenues to be flat to slightly down QoQ,
Gross Margin is Expected to be flat to slightly up QoQ, Profit per diluted ADS to be 9.3 Cents to 11.0 Cents

  Q3 2024 revenues were $222.4M, a decrease of 7.2% QoQ, yet significantly exceeded the guidance range of a 12.0% to 17.0% decrease QoQ. The better-than-expected financial results stemmed primarily from stronger order momentum in automotive, tablet and Tcon product lines. Q3 GM reached 30.0%, in line with guidance of around 30%, but down from 32.0% in Q2, mainly a result of unfavorable product mix
  Q3 2024 after-tax profit was $13.0M, or 7.4 cents per diluted ADS, considerably above the guidance range of 1.5 cents to 4.5 cents
  Himax Q4 2024 revenues to be flat to slightly down QoQ. GM to be flat to slightly up QoQ. Profit per diluted ADS to be in the range of 9.3 cents to 11.0 cents
  Looking ahead, Himax is confident in the outlook for key areas, namely automotive, AI, WLO, and OLED, expecting these product lines to drive significant business growth
  Himax Q3 automotive driver sales largely outperformed guidance, primarily fueled by rush orders from Himax’s Chinese panel customers shortly after Q2 earnings call on the backdrop of Chinese government's renewed trade-in stimulus announcement made in mid-August, as part of their efforts to further boost automobile consumption
  Himax FY24 automotive driver IC sales are projected to grow high-teens YoY, significantly outperforming global automotive growth. Himax remains optimistic in its long-term automotive IC outlook, particularly in LCD TDDI, OLED, and Tcon, all of which are relatively new and cutting-edge technologies for automotive display
  Himax continues to strengthen its automotive TDDI market dominance with cumulative shipments already exceeding 70M units, far surpassing those of its competitors. Q4 automotive TDDI sales are set to surpass DDIC sales for the first time
  Himax Q4 automotive Tcon business is expected to achieve high-teens growth QoQ, driven by secured design-win shipments. FY24 automotive Tcon business is projected to grow over 80% YoY, contributing to nearly 4% of total sales
  Himax is confident in its collaboration with FOCI on the LPO/CPO business, making decent progress in the initial small-scale production of the first-generation solution. Himax and FOCI, along with world-leading AI semiconductor companies and foundry partner, have begun new technology development for future generation products. Himax believes this will create new revenue streams and make a significant contribution to Company’s total revenue and profit in the coming years
  The Emergence of AI PC is prompting display upgrades towards OLED displays and displays equipped with touch features. Himax is well positioned to capitalize on this trend, offering a comprehensive range of NB IC products, including state-of-the-art in-cell touch TDDI for LCD NB, on-cell touch control for OLED NB and next-gen eDP 1.5 display interface for Tcon, applicable to both LCD and OLED panels

TAINAN, Taiwan, Nov. 07, 2024 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the third quarter 2024 ended September 30, 2024.

“Looking ahead to Q4, the macro environment remains challenging. Against this backdrop, we continue to strictly manage expenses and implement various cost optimization measures, including enhancing manufacturing and operational efficiency, as well as leveraging a diverse range of vendors in foundries and backend suppliers. Looking ahead, while the global economy still looks uncertain, we are confident in the business outlook of several key areas, namely automotive, AI, WLO, and OLED, and expect these product lines to drive significant growth of our business,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“In terms of our WLO business, we are confident in our collaboration with FOCI on the LPO/CPO business where I am pleased to share that we are making decent progress in the initial small-scale production of the first-generation solution. Moreover, Himax and FOCI, along with world-leading AI semiconductor companies and foundry partner, have begun new technology development for future generation products. We believe this will create new revenue streams for Himax and make a significant contribution to our total revenue and profit in the coming years,” concluded Mr. Jordan Wu.

Third Quarter 2024 Financial Results

Himax net revenues registered $222.4 million, a decrease of 7.2% sequentially, yet significantly exceeded its guidance range of a 12% to 17% decrease. Gross margin came in at 30.0%, in-line with its guidance of around 30%, but down from 32.0% in the previous quarter and 31.4% in the same period last year. The sequential decline was a result of unfavorable product mix. Q3 profit per diluted ADS was 7.4 cents, considerably above the guidance range of 1.5 cents to 4.5 cents due to better-than-expected revenues.

Revenue from large display drivers came in at $30.7 million, reflecting a sequential decrease of 21.2%. The decrease was primarily attributed to weaker monitor and TV IC sales due to customers’ de-stocking amid challenging market conditions following substantial Q2 replenishment for shopping festivals. In contrast, notebook IC sales increased notably, resulting from rush orders for legacy products from leading panel customers. Sales of large panel driver ICs accounted for 13.8% of total revenues for the quarter, compared to 16.3% last quarter and 18.3% a year ago.

Small and medium-sized display driver segment totaled $155.4 million, a decline of 2.2% sequentially but significantly better than guidance of a low-teens decline, thanks to stronger-than-expected sales in the automotive and tablet markets. In Q3, automotive driver sales, which include both traditional DDIC and TDDI, experienced a mid-single digit decrease, yet largely outperformed Company’s expectation of a high teens decline. This better-than-expected result was primarily fueled by rush orders from Chinese panel customers shortly after Himax’s last earnings call on the backdrop of the Chinese government's renewed trade-in stimulus announcement made in mid-August, as part of their efforts to further boost automobile consumption. Himax’s automotive business, comprising drivers, Tcon, and OLED sales, remained the largest revenue contributor in the third quarter, representing nearly half of total sales. Meanwhile, Q3 tablet IC sales also exceeded guidance of a sequential decline, with sales slightly up from last quarter, fueled by rush orders from leading end customers. Q3 smartphone IC sales increased a decent double-digit sequentially, thanks to new product launches of leading phone makers. The small and medium-sized driver IC segment accounted for 69.9% of total sales for the quarter, compared to 66.3% in the previous quarter and 67.6% a year ago.

Third quarter revenues from its non-driver business reached $36.3 million, a decline of 13.1% from the previous quarter. This decrease was primarily driven by a double-digit sequential decline in Tcon sales, particularly for monitor application, as customers pulled forward their inventory purchases in the prior quarter anticipating strong sales during the shopping festivals. However, automotive Tcon sales saw an impressive sequential increase of over 30%, as Himax’s solutions, especially the market leading local dimming Tcon, continue to be rapidly adopted by major panel manufacturers, Tier 1 suppliers, and automotive manufacturers worldwide. In the third quarter, Himax’s Tcon business accounted for over 9% of total sales, with notable contributions from automotive Tcon, representing almost half of Tcon sales, supported by steady growth with well over one hundred secured design-win projects. Non-driver products accounted for 16.3% of total revenues, as compared to 17.4% in the previous quarter and 14.1% a year ago.

Operating expenses for the third quarter were $60.8 million, an increase of 28.4% from the previous quarter and a decline of 4.7% from a year ago. The sequential increase stemmed primarily from the expense for annual bonus compensation which the Company awards employees at the end of September each year, typically resulting in higher Q3 employee compensation expense compared to other quarters of the year. The year-over-year decrease was mainly due to a decline in employee bonus compensation as the amortized portion of prior year’s bonuses for last year was higher than that for this year. As a reminder, Himax grants annual bonuses to employees at the end of September each year, including RSU and cash awards based on the expected profit for the full year. Himax’s annual bonus compensation grant for 2024 was $12.5 million, in line with guidance, out of which $11.2 million, was immediately vested and expensed in the third quarter. In comparison, the annual bonuses for 2023 and 2022 were $10.4 million and $39.6 million respectively, of which $9.7 million and $18.5 million were vested and expensed immediately. To further elaborate, Himax’s Q3 bonus expense includes two portions. First, $11.2 million was the allocation for the immediately vested and recognized portion of the current year's bonus grant. Second, $2.7 million was expensed for the amortized tranches of prior years' bonuses, compared to $2.8 million last quarter and $6.2 million a year ago. Amid ongoing macroeconomic challenges, Himax is strictly enforcing budget and expense controls, with full-year 2024 OPEX projected to decline mid-single digit compared to last year.

Q3 operating income was $5.9 million or 2.6% of sales, compared to 12.2% last quarter and 4.6% of sales for the same period last year. The sequential decrease, aside from lower sales and a contraction in gross margin, primarily reflected the difference in annual employee bonus compensation, totaling $11.2 million or 5.1% of sales, the immediately vested and expensed portion of this year’s new grant. The year-over-year decrease in operating margin was mainly driven by a decline in sales and lower gross margins. Third-quarter after-tax profit was $13.0 million, or 7.4 cents per diluted ADS, compared to $29.6 million, or 16.9 cents per diluted ADS last quarter, and $11.2 million, or 6.4 cents in the same period last year. In calculating the Q3 after-tax profit, Himax made a favorable income tax adjustment to rectify overestimated tax expenses for preceding quarters this year, hence the sequential increase in after-tax profit.

Balance Sheet and Cash Flow

Himax had $206.5 million of cash, cash equivalents and other financial assets at the end of September 2024, compared to $253.8 million a quarter ago and $155.4 million at the same time last year. The sequential decrease in cash balance was mainly the result of a $50.7 million payment for annual dividends. Operating cash outflow for the third quarter was approximately $3.1 million, compared to an inflow of $26.9 million in Q2. The outflow was primarily due to $30.1 million paid to employees for their bonuses, which included $10.8 million for the immediately vested portion of this year’s award and $19.3 million for vested awards granted over the past three years. Operating cashflow excluding employee bonus was a $27.0 million inflow during the quarter. Himax had $36.0 million of long-term unsecured loans as of the end of the third quarter, of which $6.0 million was the current portion.

The Company’s inventories as of September 30, 2024 were $192.5 million, lower than the $203.7 million last quarter and $259.6 million in the same period last year, indicating a well-managed and balanced inventory level from quarter to quarter. Accounts receivable at the end of September 2024 was $224.6 million, down from $242.4 million last quarter and $248.5 million a year ago. DSO was 92 days at the quarter end, as compared to 99 days last quarter and 95 days a year ago. Third quarter capital expenditures were $2.6 million, versus $4.6 million last quarter and $2.6 million a year ago. The third quarter capex was mainly for R&D related equipment for Company’s IC design business.

Outstanding Share

As of September 30, 2024, Himax had 175.0 million ADS outstanding, little changed from last quarter. On a fully diluted basis, the total number of ADS outstanding for the third quarter was 175.0 million.

Q4 2024 Outlook

Looking ahead to Q4, the macro environment remains challenging. Panel customers are reducing production to stabilize panel prices in response to the current market conditions. At the same time, end brands are also taking a cautious approach to panel procurement and maintaining low inventory levels. Taken together, these factors have suppressed IC demand, leading to Himax’s conservative outlook for the fourth quarter.

Against this backdrop, Himax continues to strictly manage expenses and implement various cost optimization measures, including enhancing manufacturing and operational efficiency, as well as leveraging a diverse range of vendors in foundries and backend suppliers. Looking ahead, while the global economy still looks uncertain, Himax is confident in the business outlook of several key areas, namely automotive, AI, WLO, and OLED, and expect these product lines to drive significant growth of Himax’s business.

On the automotive sector, Himax’s primary revenue contributor. Himax remains optimistic in its long-term outlook as the automotive display market continues to expand through innovation and technological advancements. Himax’s confidence also stems from its comprehensive offering and leading position in the market, particularly in the areas of LCD TDDI, OLED, and Tcon, all of which are relatively new and cutting-edge technologies for automotive display. These technologies are expected to see continued adoption, providing Himax with sustainable long-term growth opportunities.

It's worth noting that there have been significant fluctuations in automotive market demands in recent quarters, particularly from the Chinese market, which accounts for over 30% of global vehicle sales. Government policies, subsidies, and aggressive discount campaigns by car manufacturers have made supply and demand less predictable, creating new challenges for automotive IC suppliers. Automotive ICs, unlike consumer electronics products, feature rigorous safety and reliability standards, resulting in longer production lead time, which poses greater challenges in handling customers’ rush orders. However, thanks to Himax’s dominant market share and substantial shipment volume in the automotive sector, Himax is well-equipped to navigate these market fluctuations. In fact, Himax’s ability to respond to these last-minute demands for automotive ICs was instrumental in Company’s better than expected third quarter financial results, with final revenues exceeding the midpoint of Himax’s guidance by as much as 7%. The higher revenues were driven primarily by rush orders that arose after Himax’s last earnings call held in the middle of the third quarter. Indeed, being able to quickly respond to changing customer needs has become a crucial competitive advantage in the automotive IC sector for Himax.

In terms of WLO business, Himax is confident in its collaboration with FOCI on the LPO/CPO business where I am pleased to share that Himax is making decent progress in the initial small-scale production of the first-generation solution. Demand for high-speed optical communication technology is surging, driven by advancements in high-performance computing and artificial intelligence. Moreover, Himax and FOCI, along with world-leading AI semiconductor companies and foundry partner, have begun new technology development for future generation products. Himax believes this will create new revenue streams for the Company and make a significant contribution to Himax’s total revenue and profit in the coming years.

Display Driver IC Businesses

LDDIC

In Q4 2024, Himax anticipates a double-digit sequential sales decrease for large display driver ICs due to soft holiday shopping demand expectations, ongoing customers destocking since Q2, and intensified China local competition. Panel manufacturers are strategically reducing production to safeguard panel prices while end brands are enforcing strict procurement control in response to soft demand and maintaining low inventory levels.

Looking ahead in the notebook sector, the emergence of AI PC is prompting display upgrades towards OLED displays and displays equipped with touch features. Through strategic collaborations with leading panel makers in Korea and China, Himax is well positioned to capitalize on this trend, offering a comprehensive range of notebook IC products including DDIC, Tcon, and touch controller for OLED displays and TDDI and Tcon for LCD display. First on TDDI for LCD, Himax is pioneering in-cell touch TDDI for notebook LCD display. Himax’s state-of-the-art in-cell touch TDDI solution features a proprietary architecture where the touch controller is embedded inside the TDDI chip with the display portion of the TDDI taking advantage of the conventional display driver configuration to convey Tcon data to drive the panel. This allows customers to maintain the existing Tcon adoption, substantially reducing their product development effort and enhancing production flexibility. Additionally, the TDDI features high integration, multi-chip cascade, and increased channel output, enabling higher resolution of up to 4K and larger screen of up to 16 inches, with compact PCB and narrower bezel designs, making it suitable for both mainstream and high-end LCD laptops. In the third quarter, Himax’s newly introduced in-cell touch TDDI successfully entered mass production for a prominent brand's first AI PC. Several projects are also in progress with other brands for their upcoming notebook models.

The second area of focus is OLED, which is seeing increasing adoption in premium laptops. In addition to Himax’s OLED DDIC and Tcon solutions, Himax is also pioneering on-cell touch control technology on notebook OLED display. Multiple projects with top panel and laptop leaders are underway. Finally, Himax is developing the next generation eDP 1.5 display interface for Tcon, applicable to both LCD and OLED panels, supporting high frame rates, low power panel replay, adaptive sync, and high-resolution. Himax aims to launch eDP 1.5 Tcon in the second half of 2025. Himax is confident that, with these initiatives, Himax will be the frontrunner for next-gen AI PCs and premium notebooks. With several projects slated for mass production starting in 2025, Himax believes its LCD and OLED notebook solutions will act as growth catalysts for Himax’s notebook IC business for the coming years.

SMDDIC

Q4 SMDDIC revenue is expected to be flat sequentially. Automotive IC revenue in Q4 is expected to resume growth and increase single digit sequentially, mainly supported by ongoing China market promotional events and the Chinese government’s renewed trade-in stimulus policies. Notably, Himax’s automotive driver IC sales for the full year 2024 are projected to grow high-teens year-over-year, significantly outperforming global automotive growth, primarily driven by continued expansion of TDDI adoption among all major end customers worldwide. In the automotive TDDI sector, Himax continues to strengthen Himax’s market dominance with cumulative shipments already exceeding 70 million units, far surpassing those of Company’s competitors. With nearly 500 design-in projects secured and only about 30% currently in mass production, Himax continues to see substantial growth potential ahead. Remarkably, Himax’s Q4 automotive TDDI sales are set to surpass DDIC sales for the first time, highlighting the widespread adoption of Himax’s solutions worldwide, along with growing demand for more intuitive, interactive, and cost competitive touch panel features enabled by TDDI solutions. While Himax’s full year 2024 traditional automotive DDIC sales are expected to decline as they are partially replaced by TDDI, the Company’s shipping quantity for DDIC is set to see a modest increase. This is indicative of the product’s long-life cycle as many of Himax's customers’ legacy models will not be retired for years, and many displays, such as cluster display, HUD, or rear- and side-view mirrors, do not require touch feature. Himax remains the leader of the automotive DDIC market, with approximately 40% global market share.

Meanwhile, an emerging market trend shows more customers are opting for Himax’s TDDI or LTDI, coupled with Himax’s local dimming Tcon, as their standard development platforms for new automotive displays across various sizes and applications. This growing platform adoption of more of Himax’s automotive IC offerings not only reflects strong customer loyalty to Himax’s technologies and services but also signifies the increase in content value for Himax on a per-panel basis. Himax is widely recognized as the leader in the automotive display IC market, offering the industry's broadest range of products with leading market share in each of the product areas. The diverse range of offerings allows Himax to address different customer needs and adapt to changing market trends, thereby strengthening Himax’s market presence and boosting potential revenue. Himax’s newly introduced TED (Tcon Embedded Driver IC) solution, which combines TDDI with local dimming Tcon into a single chip, exemplifies its commitment to providing customers with more competitive, flexible and broader options. This solution is ideal for smaller panels that typically require only 1 to 2 ICs for cost consideration, while still offering advanced touch and local dimming features. Production is set to begin in early 2025 with several projects and engagements currently underway with major customers. Meanwhile, Himax is actively collaborating with automotive Tier 1 partners to develop more advanced, innovative and/or cost optimized solutions tailored to various market needs. This not only underscores Himax’s customers' confidence in its technology leadership but also reflects their commitment to engaging with Himax in future roadmap collaborations.

On smartphone IC sales, Himax anticipates Q4 to slightly decline sequentially with ongoing shipment to key customers. Q4 tablet IC sales are projected to decline low teens sequentially, as end customers are extending their replacement cycles due to challenging economic conditions.

On OLED business. In the automotive OLED market, Himax has formed strategic partnerships with leading panel manufacturers in Korea, China, and Japan. As OLED technology gains traction beyond premium car models, Himax is well-positioned as the preferred partner, thanks to Himax’s strong presence and proven track records in the LCD automotive display sector. Leveraging Himax’s first-mover advantage, Himax looks to capitalize on the growing adoption of OLED in automotive displays by offering a comprehensive range of OLED solutions, including DDIC, Tcon, and on-cell touch controller. Himax believes this positions the Company as the primary beneficiary of the growing adoption of OLED display in automotive. For instance, Himax’s advanced OLED on-cell touch controllers are setting new industry standards with an impressive touch signal-to-noise ratio of over 45 dB, ensuring reliable performance under challenging conditions such as glove-wearing or wet-finger operations. Himax’s OLED on-cell touch controller for automotive applications entered production last quarter and adoption is expanding across the board. With additional projects starting mass production next year, Himax expects this segment’s contribution to its revenues to increase starting in 2025.

Beyond the automotive sector, Himax has made notable advances in the tablet and notebook sectors with top OLED panel manufacturers in Korea and China. Himax’s comprehensive OLED product offerings, encompassing DDIC, Tcon, and touch controllers, have led to several new projects that are on track to enter mass production during Q4 and as the Company moves into 2025. Regarding smartphone OLED, Himax expects mass production to commence next year. Currently, Himax is making good progress in collaborations with customers in Korea and China on several verification and partnership projects. Additionally, Himax is building strong, long-term partnerships with leading OLED players to enhance Himax’s market position.

Non-Driver Product Categories

Q4 non-driver IC revenues are expected to increase mid-teens sequentially.

Timing Controller (Tcon)

Himax anticipates Q4 Tcon sales to increase mid-teens sequentially, driven by automotive and a one-time ASIC Tcon product shipment to a leading projector customer. Automotive Tcon business is expected to achieve high-teens growth sequentially, driven by the shipment of secured design wins. For the full year, Himax’s automotive Tcon business is projected to grow over 80% compared to last year, contributing to nearly 4% of Himax’s total sales. Moving forward, Himax is confident in the strong growth trajectory in the automotive Tcon business, backed by Himax’s dominant local dimming Tcon market position with over one hundred design-win projects, of which only a small portion are currently in mass production and new design-ins continuing to expand. Many panel houses, Tier 1s, and OEMs worldwide have now expanded the adoption of Himax’s leading-edge local dimming Tcon solutions from premium to mainstream car models. Himax is well positioned for decent growth in automotive Tcon over the next few years.

Despite subdued end-market demand, Himax is actively developing next-generation OLED Tcon ICs for tablets, notebooks, and automotive applications. This proactive approach not only broadens and diversifies Himax’s product offerings, but also helps the Company navigate through industry shifts towards wider adoption of OLED displays across applications. Some of Himax’s newly developed Tcon ICs for OLED tablets and notebooks are already showing promising results. For automotive OLED Tcon, an area rich with exciting growth potential, Himax began production in 2021 and anticipates new product launches with advanced feature enhancements in 2025.

WiseEye™ Ultralow Power AI Sensing

Himax’s WiseEye™ Ultralow Power AI Sensing is a cutting-edge endpoint AI integration featuring industry-leading ultralow power AI processor, always-on CMOS image sensor, and advanced CNN-based AI algorithm. In the fast-changing AI landscape, WiseEye AI technology stands out for its expertise in on-device tinyML microcontroller solutions, characterized by remarkably low power consumption, operating at just single-digit milliwatts, making it possible to add AI functionalities to battery-powered endpoint devices. Himax’s WiseEye technology is unlocking new opportunities across various applications, particularly in endpoint devices for everyday life. A prime example is the smart door lock. Stemming from Himax’s collaboration with DESMAN, a leading vendor in China's high-end smart door lock market, Himax is expanding use cases with other world-leading door lock makers across continents by integrating innovative AI features such as parcel recognition, smart anti-pinch protection, and palm vein biometric access. This approach targets diverse home security markets that value WiseEye’s ultralow power consumption and on-device AI capabilities, which are crucial for battery-powered endpoint AI devices.

On WiseEye module business update. Himax continues to offer a diverse range of plug-and-play modules, collaborating with ecosystem partners and third-party system integrators to develop pretrained no-code and low-code AI solutions with the goal of lowering barriers and timelines for developers entering the AI space. Progress is being made across various domains, including smart parking, access control, palm vein authentication, smart offices, smart homes, and more.

Among these, Himax PalmVein solution, which is part of Himax’s WiseEye AI module business, has garnered significant attention and positive feedback from customers since its launch early this year. It has already been adopted by a U.S. customer for smart access control systems and is on track to begin mass production by the end of the year. Extensive engineering activities of WiseEye PalmVein are ongoing with world-leading players across various industries, including smart door locks, access control, notebooks, and automotive, among others. The WiseEye PalmVein solution integrates the Himax WiseEye2 AI processor, an AoS CMOS sensor, and a proven palm vein authentication algorithm. It features an ultralow power, compact module capable of authenticating an individual’s identity in under 100 milliseconds while consuming only a few milliwatts of power, ideal for battery-charged, on-device AI endpoint applications. Palm vein authentication utilizes unique internal vein patterns that are difficult to replicate or spoof. In addition to exceptional low power consumption, WiseEye PalmVein provides robust security and reliability with industry-leading low rates of false acceptance and rejection, making it nearly impossible to bypass or misidentify. Equally important, WiseEye PalmVein processes identification locally, eliminating privacy risk associated with cloud access required for solutions that perform authentication remotely. Himax anticipates increasing sales contribution from WiseEye PalmVein across a diverse array of applications starting next year and are excited about the strong customer interest and opportunity for rapid growth in WiseEye module business.

Wafer Level Optics (WLO)

In June of this year, Himax joined forces with FOCI, a global leader in silicon photonics connectors, to announce the launch of an industry-leading optical communication solution designed for the most advanced multi-chip modules. Himax and FOCI are currently progressing through the small-scale production phase of first-generation solution designed for the LPO architecture. In addition, Himax, in collaboration with FOCI, along with leading global AI IC design companies and foundry partner, has commenced development for next-generation technologies, with the objective of incorporating these advancements into more sophisticated CPO architectures.

Leveraging Himax’s years of WLO engineering expertise, Himax has meticulously designed and developed nano-scale precision optical systems for LPO/CPO. In the LPO/CPO optical solution, Himax’s precision-engineered optical design and manufacturing technologies ensure that the optical signals in each fiber couple precisely with the silicon photonic integrated circuit (PIC) in the LPO/CPO optical components. This achieves high precision, low loss, and high-speed transmission to meet the demands of silicon photonic transmission in high-speed computing.

In addition to the progress made in LPO/CPO, Himax is seeing an increase in engineering collaborations with global technology leaders who are leveraging Himax’s WLO expertise for AR/VR and a range of other applications, underscoring the widespread recognition of Himax’s technology. Himax believes that WLO will make a significant contribution to its overall revenue and profit in the coming year.

Fourth Quarter 2024 Guidance
Net Revenue:	Flat to slightly down sequentially
Gross Margin:	Flat to slightly up sequentially, depending on final product mix
Profit:	9.3 cents to 11.0 cents per diluted ADS

HIMAX TECHNOLOGIES THIRD QUARTER 2024 EARNINGS CONFERENCE CALL
DATE:	Thursday, November 7, 2024
TIME:	U.S.	8:00 a.m. EST
	Taiwan	9:00 p.m.

Live Webcast (Video and Audio): http://www.zucast.com/webcast/naEJkyEo
Toll Free Dial-in Number (Audio Only):
Hong Kong 2112-1444
Taiwan 0080-119-6666
Australia 1-800-015-763
Canada 1-877-252-8508
China (1) 4008-423-888
China (2) 4006-786-286
Singapore 800-492-2072
UK 0800-068-8186
United States (1) 1-800-811-0860
United States (2) 1-866-212-5567
Dial-in Number (Audio Only):
Taiwan Domestic Access 02-3396-1191 International Access +886-2-3396-1191
Participant PIN Code: 1407507 #

If you choose to attend the call by dialing in via phone, please enter the Participant PIN Code 1407507 # after the call is connected. A replay of the webcast will be available beginning two hours after the call on www.himax.com.tw. This webcast can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through November 7, 2025

About Himax Technologies, Inc.
Himax Technologies, Inc. (NASDAQ: HIMX) is a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company’s display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, the Company offers innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), local dimming timing controllers (Local Dimming Tcon), Large Touch and Display Driver Integration (LTDI) and OLED display technologies. Himax is also a pioneer in tinyML visual-AI and optical technology related fields. The Company’s industry-leading WiseEyeTM Ultralow Power AI Sensing technology which incorporates Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm has been widely deployed in consumer electronics and AIoT related applications. Himax optics technologies, such as diffractive wafer level optics, LCoS microdisplays and 3D sensing solutions, are critical for facilitating emerging AR/VR/metaverse technologies. Additionally, Himax designs and provides touch controllers, OLED ICs, LED ICs, EPD ICs, power management ICs, and CMOS image sensors for diverse display application coverage. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Germany, and the US. Himax has 2,683 patents granted and 390 patents pending approval worldwide as of September 30, 2024.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2023 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America

Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended September 30,		3 Months Ended June 30,
	2024	2023	2024

Revenues
Revenues from third parties, net	$222,401	$238,466	$239,610
Revenues from related parties, net	6	49	12
	222,407	238,515	239,622

Costs and expenses:
Cost of revenues	155,795	163,692	163,038
Research and development	46,880	49,444	36,201
General and administrative	6,828	7,050	5,692
Sales and marketing	7,048	7,239	5,434
Total costs and expenses	216,551	227,425	210,365

Operating income	5,856	11,090	29,257

Non operating income (loss):
Interest income	2,297	1,837	3,044
Changes in fair value of financial assets at fair value through profit or loss	27	(432)	98
Foreign currency exchange gains, net	457	764	403
Finance costs	(1,018)	(1,482)	(1,014)
Share of losses of associates	(143)	(220)	(107)
Other income	105	409	4
	1,725	876	2,428
Profit before income taxes	7,581	11,966	31,685
Income tax expense (benefit)	(5,174)	1,214	1,978
Profit for the period	12,755	10,752	29,707
Loss (profit) attributable to noncontrolling interests	268	484	(81)
Profit attributable to Himax Technologies, Inc. stockholders	$13,023	$11,236	$29,626

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.075	$0.064	$0.170
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.074	$0.064	$0.169

Basic Weighted Average Outstanding ADS	174,727	174,420	174,724
Diluted Weighted Average Outstanding ADS	174,987	174,773	175,084

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Nine Months Ended September 30,
	2024	2023

Revenues
Revenues from third parties, net	$669,555	$717,645
Revenues from related parties, net	24	105
	669,579	717,750

Costs and expenses:
Cost of revenues	465,638	523,262
Research and development	122,745	130,304
General and administrative	18,410	19,206
Sales and marketing	17,644	18,447
Total costs and expenses	624,437	691,219

Operating income	45,142	26,531

Non operating income (loss):
Interest income	7,865	6,812
Changes in fair value of financial assets at fair value through profit or loss	118	(55)
Foreign currency exchange gains, net	1,801	757
Finance costs	(3,050)	(4,940)
Share of losses of associates	(471)	(584)
Other income	138	520
	6,401	2,510
Profit before income taxes	51,543	29,041
Income tax expense (benefit)	(3,196)	2,905
Profit for the period	54,739	26,136
Loss attributable to noncontrolling interests	408	915
Profit attributable to Himax Technologies, Inc. stockholders	$55,147	$27,051

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.316	$0.155
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.315	$0.155

Basic Weighted Average Outstanding ADS	174,725	174,418
Diluted Weighted Average Outstanding ADS	174,935	174,701

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	September 30, 2024	September 30, 2023	June 30, 2024
Assets
Current assets:
Cash and cash equivalents	$194,139	$147,257	$236,676
Financial assets at amortized cost	12,335	8,139	11,408
Financial assets at fair value through profit or loss	-	-	5,713
Accounts receivable, net (including related parties)	224,589	248,507	242,376
Inventories	192,458	259,610	203,691
Income taxes receivable	986	22	970
Restricted deposit	503,700	453,000	453,000
Other receivable from related parties	22	1,190	55
Other current assets	42,581	102,652	54,463
Total current assets	1,170,810	1,220,377	1,208,352
Financial assets at fair value through profit or loss	26,383	18,655	25,697
Financial assets at fair value through other comprehensive income	22,457	289	27,974
Equity method investments	2,945	5,801	3,034
Property, plant and equipment, net	122,333	119,231	125,900
Deferred tax assets	13,806	11,244	13,482
Goodwill	28,138	28,138	28,138
Other intangible assets, net	717	851	791
Restricted deposit	31	31	31
Refundable deposits	221,879	205,383	221,856
Other non-current assets	18,484	7,734	19,611
	457,173	397,357	466,514
Total assets	$1,627,983	$1,617,734	$1,674,866
Liabilities and Equity
Current liabilities:
Short-term unsecured borrowings	$-	$279	$-
Current portion of long-term unsecured borrowings	6,000	6,000	6,000
Short-term secured borrowings	503,700	453,000	453,000
Accounts payable (including related parties)	121,384	109,554	148,602
Income taxes payable	2,324	19,061	8,669
Other payable to related parties	-	1,937	102
Contract liabilities-current	25,694	16,774	34,266
Other current liabilities	54,673	89,342	112,831
Total current liabilities	713,775	695,947	763,470
Long-term unsecured borrowings	30,000	36,000	31,500
Deferred tax liabilities	505	658	493
Other non-current liabilities	11,361	47,454	15,060
	41,866	84,112	47,053
Total liabilities	755,641	780,059	810,523
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	115,285	114,097	115,336
Treasury shares	(4,714)	(5,157)	(5,157)
Accumulated other comprehensive income	3,507	(715)	8,688
Retained earnings	644,596	622,077	631,573
Equity attributable to owners of Himax Technologies, Inc.	865,684	837,312	857,450
Noncontrolling interests	6,658	363	6,893
Total equity	872,342	837,675	864,343
Total liabilities and equity	$1,627,983	$1,617,734	$1,674,866

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended September 30,		Three Months Ended June 30,
	2024	2023	2024

Cash flows from operating activities:
Profit for the period	$12,755	$10,752	$29,707
Adjustments for:
Depreciation and amortization	5,640	5,094	5,679
Share-based compensation expenses	407	789	379
Changes in fair value of financial assets at fair value through profit or loss	(27)	432	(98)
Interest income	(2,297)	(1,837)	(3,044)
Finance costs	1,018	1,482	1,014
Income tax expense (benefit)	(5,174)	1,214	1,978
Share of losses of associates	143	220	107
Inventories write downs	2,269	5,263	2,892
Unrealized foreign currency exchange losses (gains)	228	(878)	628
	14,962	22,531	39,242
Changes in:
Accounts receivable (including related parties)	8,548	(9,468)	(37,688)
Inventories	8,964	32,395	(4,711)
Other receivable from related parties	33	(19)	81
Other current assets	(778)	4,157	(81)
Accounts payable (including related parties)	(26,101)	(18,096)	35,172
Other payable to related parties	(102)	(329)	11
Contract liabilities	667	(2,885)	(1,820)
Other current liabilities	(4,161)	(2,145)	423
Other non-current liabilities	(3,354)	(9,697)	509
Cash generated from operating activities	(1,322)	16,444	31,138
Interest received	860	1,185	4,505
Interest paid	(1,018)	(1,482)	(1,014)
Income tax paid	(1,658)	(104)	(7,680)
Net cash provided by (used in) operating activities	(3,138)	16,043	26,949

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(2,551)	(2,619)	(4,582)
Acquisitions of intangible assets	(9)	(64)	(26)
Acquisitions of financial assets at amortized cost	(1,500)	(675)	(5,011)
Proceeds from disposal of financial assets at amortized cost	617	640	8,051
Acquisitions of financial assets at fair value through profit or loss	(27,934)	(21,210)	(33,774)
Proceeds from disposal of financial assets at fair value through profit or loss	33,036	21,217	25,468
Acquisitions of financial assets at fair value through other comprehensive income	-	-	(17,164)
Decrease in refundable deposits	11,339	6,133	14
Cash received in advance from disposal of land	-	2,821	-
Net cash provided by (used in) investing activities	12,998	6,243	(27,024)

Cash flows from financing activities:
Payments of cash dividends	(50,670)	(83,720)	-
Payments of dividend equivalents	(233)	(148)	-
Purchases of subsidiaries shares from noncontrolling interests	-	-	(190)
Repayments of long-term unsecured borrowings	(1,500)	(1,500)	(1,500)
Proceeds from short-term secured borrowings	522,600	530,800	349,200
Repayments of short-term secured borrowings	(471,900)	(447,100)	(349,200)
Pledge of restricted deposit	(50,700)	(83,700)	-
Payment of lease liabilities	(979)	(1,205)	(1,565)
Guarantee deposits received (refunded)	-	200	(21,514)
Net cash used in financing activities	(53,382)	(86,373)	(24,769)
Effect of foreign currency exchange rate changes on cash and cash equivalents	985	(81)	(182)
Net decrease in cash and cash equivalents	(42,537)	(64,168)	(25,026)
Cash and cash equivalents at beginning of period	236,676	211,425	261,702
Cash and cash equivalents at end of period	$194,139	$147,257	$236,676

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Nine Months Ended September 30,
	2024	2023

Cash flows from operating activities:
Profit for the period	$54,739	$26,136
Adjustments for:
Depreciation and amortization	16,790	15,207
Share-based compensation expenses	1,144	2,317
Changes in fair value of financial assets at fair value through profit or loss	(118)	55
Interest income	(7,865)	(6,812)
Finance costs	3,050	4,940
Income tax expense (benefit)	(3,196)	2,905
Share of losses of associates	471	584
Inventories write downs	9,514	15,813
Unrealized foreign currency exchange gains	(12)	(893)
	74,517	60,252
Changes in:
Accounts receivable (including related parties)	(13,436)	12,641
Inventories	15,336	95,510
Other receivable from related parties	47	34
Other current assets	1,439	1,819
Accounts payable (including related parties)	22,273	8,303
Other payable to related parties	(111)	(631)
Contract liabilities	39	(36,093)
Other current liabilities	(11,518)	(1,768)
Other non-current liabilities	(2,331)	(4,995)
Cash generated from operating activities	86,255	135,072
Interest received	6,219	5,902
Interest paid	(2,968)	(4,940)
Income tax paid	(8,947)	(51,935)
Net cash provided by operating activities	80,559	84,099

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(9,832)	(8,326)
Acquisitions of intangible assets	(153)	(75)
Acquisitions of financial assets at amortized cost	(8,950)	(2,338)
Proceeds from disposal of financial assets at amortized cost	9,168	2,315
Acquisitions of financial assets at fair value through profit or loss	(69,196)	(77,253)
Proceeds from disposal of financial assets at fair value through profit or loss	66,667	73,894
Acquisitions of financial assets at fair value through other comprehensive income	(17,164)	-
Decrease (increase) in refundable deposits	33,570	(56,933)
Cash received in advance from disposal of land	-	2,821
Net cash provided by (used in) investing activities	4,110	(65,895)

Cash flows from financing activities:
Payments of cash dividends	(50,670)	(83,720)
Payments of dividend equivalents	(233)	(148)
Proceeds from issuance of new shares by subsidiary	71	-
Purchases of subsidiaries shares from noncontrolling interests	(190)	-
Proceeds from short-term unsecured borrowings	-	10,294
Repayments of short-term unsecured borrowings	-	(10,000)
Repayments of long-term unsecured borrowings	(4,500)	(4,500)
Proceeds from short-term secured borrowings	1,318,900	956,200
Repayments of short-term secured borrowings	(1,268,200)	(872,500)
Pledge of restricted deposit	(50,700)	(83,700)
Payment of lease liabilities	(3,692)	(3,586)
Guarantee deposits received (refunded)	(23,382)	205
Net cash used in financing activities	(82,596)	(91,455)
Effect of foreign currency exchange rate changes on cash and cash equivalents	317	(1,073)
Net increase (decrease) in cash and cash equivalents	2,390	(74,324)
Cash and cash equivalents at beginning of period	191,749	221,581
Cash and cash equivalents at end of period	$194,139	$147,257